UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K or 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q or 10-QSB ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2005

☐ Transition Report on Form 10-K or 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q or 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Minera Andes Inc.
Full Name of Registrant

Former Name if Applicable

111 E. Magnesium Road, Suite A
Address of Principal Executive Office (Street and Number)

Spokane, Washington 99208
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, Form 20-F, Form 11-K, Form 10-Q or 10-QSB, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Minera Andes Inc. ("MAI") holds a 49% interest in Minera Santa Cruz S.A. ("MSC"), an Argentine holding and operating company. Under the terms of a joint venture agreement, Mauricio Hoschschild & Cia. Ltda. ("MHC") acquired a 51% ownership in MSC in 2003. As a result of this change in ownership, MAI began accounting for its interest in MSC using the equity method in December 2003.

Under the equity method, 49% of MSC's earnings and losses are included in MAI's operations and its investment in MSC is adjusted by a like amount. This adjustment is material, and MAI can not complete its financial statements until it receives all necessary accounting information from MSC.

MSC is managed and controlled by MHC. Additional time is needed by MAI to file in order to receive information necessary for the completion of MAI’s financial statements from MSC.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	William V. Schara	(509)	921-7322
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Minera Andes Inc.’s net loss for the nine months ended September 30, 2005 is expected to be approximately $1.6 million, compared to a net loss for the nine months ended September 30, 2004 of approximately $1.4 million.

                              Minera Andes Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 2005	By	/s/ William V. Schara
William V. Schara
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).